Exhibit 99.2

Baiya International Group Announces Closing of Initial Public Offering

Shenzhen, P.R. China, March 24, 2025 - Baiya International Group Inc. (“BIYA” or the “Company”) (Nasdaq: BIYA) today announced the closing of its initial public offering of an aggregate of 2,500,000 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), at an offering price of $4.00 per share to the public, for a total of $10,000,000 in gross proceeds to the Company, before deducting underwriting discounts and estimated offering expenses (the “Offering”). The Ordinary Shares began trading on the Nasdaq Capital Market under the ticker symbol “BIYA” on March 21, 2025.

In addition, the Company has granted the underwriters a 45-day option, exercisable following the closing of the Offering, to purchase up to an additional 375,000 Ordinary Shares at the price of $4.00 per share (the “Overallotment”). Assuming this Overallotment is fully exercised, BIYA may raise a total of approximately $11,500,000 in gross proceeds from the Offering.

The net proceeds from the Offering are expected to be used for development of the Company’s cloud-based internet platform, Gongwuyuan Platform, which provides one-stop crowdsourcing recruitment and SaaS-enabled HR solutions; to pursue suitable opportunities for business growth and expansion within the industry; to support our marketing; to fund increased compensation for employees and training enhancements; and to provide funding for working capital and other general corporate purposes.

The Offering was conducted on a firm commitment basis. Cathay Securities, Inc. acted as representative of the underwriters for the Offering, and Revere Securities LLC acted as co-underwriter (collectively, the “Underwriters”). Ogier, Jingtian & Gongcheng and Lewis Brisbois Bisgaard & Smith LLP acted as the Cayman Islands legal counsel, PRC legal counsel, and U.S. legal counsel, respectively, to the Company. VCL Law LLP acted as U.S. legal counsel to the representative of the underwriters for the Offering.

The Offering was conducted pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-275232) previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on March 6, 2025. The Offering was made only by means of a prospectus, copies of which may be obtained from Cathay Securities, Inc. at 40 Wall Street, Suite 3600, New York, NY 10005, or by telephone at +1 (855) 939-3888.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Baiya International Group Inc. (“Baiya”)

Baiya has evolved from a job matching service provider into a cloud-based internet platform to provide one-stop crowdsourcing recruitment and SaaS-enabled HR solutions on the Gongwuyuan Platform to supplement its offline job matching services and started to position itself as a SaaS-enabled HR technology company by introducing its Gongwuyuan Platform in the flexible employment marketplace. Baiya has been and will continue to strategically develop and improve the Gongwuyuan Platform with product features that work together with its traditional offline service model to improve the job matching and HR related services in the flexible employment marketplace.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release are “forward-looking statements” as defined under the federal securities laws, including, but not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs.  Forward-looking statements can be identified by terms such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For further information, please contact:

Baiya International Group Inc.
Investor Relations Department
Phone: +86 0769-88785888
Email: info@biyainc.com

Investor Relations Inquiries:

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com